UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*


                             The Gillette Company
---------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $1.00 per share
---------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   375766102
        ---------------------------------------------------------------
                                (CUSIP Number)

  Scott M. Stuart, KKR Associates, DI Associates, L.P., KKR Partners II, L.P.
                       c/o Kohlberg Kravis Roberts & Co.
            9 West 57th Street, New York, N.Y. 10019 (212) 750-8300
---------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                               February 9, 1998
        ---------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


CUSIP No.  375766102                           Page  2   of    6    Pages

  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            KKR ASSOCIATES

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /

                                                                   (b) / /

  3    SEC USE ONLY

  4    SOURCE OF FUNDS*
         Not Applicable

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                           / /

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

            New York

                7  SOLE VOTING POWER
  NUMBER OF              755,529
    SHARES
 BENEFICIALLY   8  SHARED VOTING POWER
   OWNED BY           25,798,970
     EACH
  REPORTING    9   SOLE DISPOSITIVE POWER
    PERSON               755,529
     WITH
              10   SHARED DISPOSITIVE POWER
                      25,798,970

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      26,554,499

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                         / /

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.74%

  14   TYPE OF REPORTING PERSON*
            PN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13D


CUSIP No. 375766102                            Page  3   of    6    Pages

  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            KKR PARTNERS II, L.P.

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /

                                                                   (b) / /

  3    SEC USE ONLY

  4    SOURCE OF FUNDS*
         Not Applicable

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                           / /

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

                7  SOLE VOTING POWER
  NUMBER OF            584,578
    SHARES
 BENEFICIALLY   8  SHARED VOTING POWER
   OWNED BY                  0
     EACH
  REPORTING    9   SOLE DISPOSITIVE POWER
    PERSON             584,578
     WITH
              10   SHARED DISPOSITIVE POWER
                             0

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       584,578

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                         / /

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.10%

  14   TYPE OF REPORTING PERSON*
            PN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13D


CUSIP No. 375766102                            Page   4   of   6   Pages

  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            DI ASSOCIATES, L.P.

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /

                                                                   (b) / /

  3    SEC USE ONLY

  4    SOURCE OF FUNDS*
         Not Applicable

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                           / /

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

                7  SOLE VOTING POWER
  NUMBER OF          25,214,392
    SHARES
 BENEFICIALLY   8  SHARED VOTING POWER
   OWNED BY                   0
     EACH
  REPORTING    9   SOLE DISPOSITIVE POWER
    PERSON           25,214,392
     WITH
              10   SHARED DISPOSITIVE POWER
                              0

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     25,214,392

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                         / /

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.50%

  14   TYPE OF REPORTING PERSON*
            PN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                                  Page   5   of   6   Pages


                        AMENDMENT NO. 2 TO SCHEDULE 13D


          The Statement on Amendment No. 1 to Schedule 13D (the "Schedule

13D") relating to the common stock, par value $.01 per share, of The Gillette

Company (the "Issuer") as previously filed by the Reporting Persons,

consisting of KKR Associates, DI Associates, L.P., and KKR Partners II,

L.P., is hereby amended and supplemented with respect to the items set forth below.  Capitalized terms used without definition have the meaning ascribed to such terms in the Schedule 13D.


Item 4.  Purpose of Transaction

          On February 4, 1998 DI Associates, L.P. and KKR Partners II, L.P.

sold 10,366,551 and 233,349 shares respectively in a registered public offering.  The price per share received by the selling stockholders was

$98.22, and the price per share to the public was $101.  Following these transactions and a related transfer between two of the Reporting Persons,

the beneficial ownership of the  identified class of Securities held by

KKR Associates, DI Associates, L.P., and KKR Partners II, L.P. decreased to 26,554,499 shares (4.74%), 25,214,392 shares (4.50%) and 584,578 shares

(0.10%), respectively.  As a result of the aforementioned transactions,

the beneficial ownership of shares of all of the Reporting Persons decreased to below 5% of the identified class of securities and thus the filing obligation of the Reporting Persons under Rule 13-d is terminated.

                                                  Page   6   of   6   Pages


                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true,

complete and correct.


                          KKR ASSOCIATES

                          By: /s/ Scott M. Stuart
                             ------------------------------------
                              Name:   Scott M. Stuart
                              Title:  General Partner


                          DI ASSOCIATES, L.P.
                          By KKR Associates
                          General Partner

                          By  /s/ Scott M. Stuart
                             ------------------------------------
                              Name:   Scott M. Stuart
                              Title:  General Partner


                          KKR PARTNERS II, L.P.

                          By  KKR Associates
                              General Partner

                          By: /s/ Scott M. Stuart
                             ------------------------------------
                              Name:  Scott M. Stuart
                              Title: General Partner





Dated:  February 9, 1998